[redacted]

04015260

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 2 2004 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 53650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Divine Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway Avenue, 36th Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle F. Hughes — 212-344-5867
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 31 2004 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Danielle F. Hughes swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Divine Capital Markets, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PETER W. TESTAVERDE, JR.
Notary Public, State of New York
No. 31-4603272
Qualified in New York County
Commission Expires ~~March 30, 19~~ 12/31/06

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Member of
Divine Capital Markets LLC

We have audited the accompanying statement of financial condition of Divine Capital Markets LLC (the "Company") as of December 31, 2003 This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Divine Capital Markets LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 26, 2004

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

DIVINE CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS	
Cash	$ 41,270
Receivable from Clearing Broker	153,152
Commission Receivable	61,298
Securities Owned - at market value	20,388
Prepaid Expenses	13,063
Furniture and Equipment (net of accumulated depreciation of $30,679)	8,995
Other Assets	50,640
Total Assets	$348,806
LIABILITIES AND MEMBERS' EQUITY	
Liabilities - accounts payable and accrued expenses	$ 74,048
Total liabilities	74,048
Members' Equity	274,758
Total Liabilities and Members' Equity	$348,806

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Divine Capital Markets LLC (the "Company") is a limited liability company organized in New York State. As a limited liability company, the Company's Members' liability is limited to the amount of their capital contributions. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company's operations primarily consist of executing securities transactions on an agency basis.

The Company is 100% owned by Divine Holdings LLC (the "Parent"). The Parent is a single member limited liability company formed on October 1, 2001 by an individual who holds the required broker-dealer licenses.

Securities owned, at market value, are reflected in the statement of financial condition on a trade-date basis. The resulting unrealized gains and losses are reflected in Member's Equity.

Fee income is comprised of income earned from investment advisory services, private placements and research. Fee income is recognized when services are substantially completed.

No provision for federal income taxes has been made since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual tax returns. The Company is subject to local unincorporated business tax.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates by management.

Furniture and equipment are being depreciated over their estimated useful lives (2 to 7 years) using the straight-line method.

2. DUE FROM CLEARING BROKER:

All the clearing and depository operations for the Company's securities transactions are provided by one broker. At December 31, 2003, all of the securities owned and the amount due from broker reflected in the statement of financial condition are positions with and amounts due from this broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the company. At December 31, 2003, customer obligations to the clearing broker were collateralized by securities with a market value in excess of the obligations.

3. NET CAPITAL REQUIREMENT:

The Company is subject to the SEC's rule 15c3-1, which specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the basic method permitted by the rule, which requires that a broker-dealer maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. As of December 31, 2003, the Company had net capital, as defined, of $199,002, which exceeded its requirement by $194,002.

4. COMMITMENTS:

The Company is obligated under a lease for office space which terminates on February 28, 2004. In addition to rent, the lease provides for the Company to pay certain expenses in excess of base period amounts.

On January 24, 2004, the Company entered into a sublease agreement for new premises for a term expiring on March 30, 2011. Future aggregate minimum annual rent payments under this lease are as follows:

Year ending December 31,	Minimum Rental Commitments
2004	$ 61,841
2005	67,650
2006	69,341
2007	73,541
2008	75,380
Thereafter	176,754
	$524,507

RECEIVED
MAR 01 2004
OFFICE OF THE SECRETARY

DIVINE CAPITAL MARKETS LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Member of
Divine Capital Markets LLC

In planning and performing our audit of the financial statements and supplemental schedule of Divine Capital Markets LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Divine Capital Markets LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on SEC rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 26, 2004